Coffee Shift Inc.
Consolidated Statement of Equity
For the years ended December 31, 2020 and 2019

	Common stock		Additional Paid-in Capital	[Accumulated Deficit]	Total
	Shares	Amount			
Beginning Balance, Jan 1, 2019	9,471,000	$ 979.19	$ 7,925.00	$ (2,625.79)	$ 6,278.40
Contributions					$ -
Other comprehensive gain/loss					$ -
Net income				$ (10,132.46)	$ (10,132.46)
Ending balance, December 31, 2019	**9,471,000**	**$ 979.19**	**$ 7,925.00**	**$ (12,758.25)**	**$ (3,854.06)**
Beginning Balance, Jan 1, 2020	9,471,000	$ 979.19	$ 7,925.00	$ (12,758.25)	$ (3,854.06)
Contributions			$ 9,100.00		$ 9,100.00
Other comprehensive gain/loss					$ -
Net income				$ (5,058.87)	$ (5,058.87)
Ending balance, December 31, 2020	**9,471,000**	**$ 979.19**	**$ 17,025.00**	**$ (17,817.12)**	**$ 187.07**